UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Fund Reports
fund updated
Longleaf Partners (LLPFX) and
Longleaf Partners Small-Cap
(LLSCX)
CATEGORY: Larger-Cap Value and
   Smaller-Cap Value
MANAGERS: Team
DATE OF INTERVIEW: 11/15/06
WITH: Staley Cates
Note: Because Longleaf Partners Small-Cap has been closed for some time, and because Longleaf Partners is in our model portfolios, most of the material in our fund updates will relate to Longleaf Partners. To the extent that there are significant or particularly interesting developments in Longleaf Small-Cap, we will address them on an as-needed basis.
     Longleaf has never been a company that shies away from names just because they’re controversial. These names are always at the forefront of investors’ thoughts when the stocks are doing poorly, often resulting in uncertainty about whether the fund manager has lost his or her mind. These names tend to fade away from the conversation after the worst is behind them and the stock begins to recover, so in this fund update we’d like to highlight one stock that appears to be just such a success story: Level 3 Communications, one of the country’s largest communications and Internet backbone providers. Level 3’s stock gained more than 20% in the third quarter, and as of this writing is up more than 80% for the year.
     Longleaf first started investing in Level 3 in the third quarter of 2001 when investors were still reeling from the initial bursting of the tech bubble. At the time, Level 3 appeared to be on the brink of disaster, with massive industry overcapacity, many of its dot-com customers disappearing from existence, and serious questions about the company’s ability to service its debt. Cates recalls that “people were saying ‘Longleaf doesn’t know what they’re doing; they’re outside their circle of competence.’ People were mad because Longleaf always talks about business, people, and price . . . and then we go and buy a business that looks way overleveraged. Also, at the time there was a lot of negative talk going around about the character of the management. And finally, people were saying the company was impossible to value.”
     But Cates and the team had what they believed were good answers for all of those questions. “This is a vital commodity in the telecom world, part of the Internet backbone. It’s not going anywhere. And the only thing that matters in a commodity business is being the low-cost producer.” Level 3 was—and is—that low-cost producer, because of management’s “tremendous understanding of how to design and build the most efficient network.” This network not only lowers their cost of doing business, but also enables Level 3 to quickly and profitably integrate the companies it acquires; after making an acquisition, they simply move the newly acquired customers onto the existing Level 3 network, then shut down the acquired network, along with its associated costs. Effectively, this hugely increases revenues via unit growth, but with very little impact on marginal costs. None of this is new news; it’s all been part of the long-term strategy that Chairman Walter Scott and CEO Jim Crowe have had in place for years.
     With regards to the aspersions cast against these men, Cates says it was predominantly perpetrated by the huge volume of people (hedge fund managers, for example) who had short positions in the stock and were doing everything they could to create negative sentiment. Cates and the Longleaf crew had plenty of concrete reasons to believe otherwise, and felt that Scott and Crowe were incredibly high-quality, high-integrity people.
     The naysayer argument about debt levels and valuations may have been more valid, but Longleaf had a way of dealing with that as well: they purchased Level 3’s corporate bonds for 35 cents on the dollar, with a yield to maturity of 30% (those bonds are trading at 105 today). They later invested in a

AdvisorIntelligence • December 2006	1

private placement of convertible preferred debt as well. The logic at the time was that the company had plenty of real assets (metro loops and co-location facilities), and Longleaf’s investments were high enough in the capital structure that even if the company had to shut down, they’d still get a meaningful amount of their investment back, and in the meantime they were getting paid a huge coupon while they waited to see how things would play out. It wasn’t until 2003 that they actually owned Level 3 stock—they exchanged their convertible notes for the equity—at which time the company had made some significant improvements and the Longleaf team believed the stock was undervalued. Cates is quick to acknowledge that they didn’t have “a finely tuned value per share” like they normally do; there were enough uncertainties in the industry that they instead came up with a range of values, and even within that context, they felt it was a good time to buy the stock.
     The stock has had its ups and downs since then, but the fundamental story has improved sufficiently that the negative sentiment is far less than before. Pricing declines have slowed, operating cash flow has grown, and the company has made several successful acquisitions. “Wall Street is finally seeing gigantic, sequential, organic growth,” says Cates, so the buzz surrounding the stock is far better than it once was, and investors are now able to see Level 3 as the major industry consolidator that it is. And because their network is already built out, Level 3 has little in the way of capital expenses or marginal costs, and can therefore use its cash flow for making additional acquisitions. With the stock moving up, “the short sellers are now on the ropes,” and Cates believes the stock is still undervalued at its current price (just over $5 per share as of this writing).
Longleaf Partners
Top 10 Holdings
(9/30/06)

Dell	9.4%
Level 3 Communications (Equities 4.4% — Convertible Bonds 4.0%)	8.4%
DIRECTV	5.5%
Comcast	5.2%
NipponKoa Insurance	5.1%
Aon	5.0%
Yum! Brands	4.9%
Walt Disney	4.8%
Philips Electronics	4.8%
General Motors	4.8%
Total	57.9%
Longleaf Partners Small-Cap
Top 10 Holdings
(9/30/06)

Level 3 Communications (Equities 8.0% — Corporate Bonds 4.4%)	12.4%
Wendy’s	7.7%
Olympus	5.7%
Discovery Holding Co.	5.4%
Texas Industries	5.3%
Service Corp. International	5.0%
Pioneer Natural Resources	4.7%
Hilb Rogal & Hobbs	4.7%
Jacuzzi Brands	4.6%
Everest Re Group	4.3%
Total	59.8%
Litman/Gregory Opinion
     After a mildly rough patch this summer, Longleaf Partners has been on a tear, and is now up 22.5% in 2006 (as of 11/30), besting the Russell 1000 Value iShares’ 19.3% gain. Southeastern Asset Management (the fund’s advisor) is concerned with absolute performance, not relative performance, and as such pays no attention to what its portfolio looks like versus a benchmark, and their funds are highly concentrated, so extended periods of poor or strong relative performance are to be expected. For example, Partners underperformed in the 2004 to 2005 period, as well as 1995 to 1999, but had very strong runs in 1991 to 1994 and 2000 to 2003. As long-term investors, our primary concern is how the fund does over extended time frames, and over rolling five-year periods Longleaf Partners has beaten the benchmark more than 80% of the time. The magnitude of outperformance over the last five, 10, and 15 years is impressive, outperforming the Russell 1000 Value iShares by between 200 and 250 basis points annualized, and with less downside risk.
     We continue to have a very high opinion of Longleaf. The depth of their research and analytical skill is outstanding and clearly among the best in the business, and their well-executed and highly disciplined approach has proven itself to be successful over the course of many years. The team puts a great deal of thought into its decisions, and few actions are taken without significant deliberation. The Partners and Small-Cap funds’ very reasonable expense ratios are also a plus. Southeastern has been building up its analyst team recently; we have yet to speak with many of the newer members, but spent roughly two hours interviewing Jason Dunn earlier this year. Dunn has been rising though the team’s ranks since 1997, and we were very impressed with him. We have a solid understanding of how Southeastern finds and trains its analysts, and are not concerned about the team’s growth.
     As we have mentioned before, Southeastern’s large asset base is one of the few potential

2	AdvisorIntelligence • December 2006

downsides we see with their funds, specifically Longleaf Partners and Small Cap. We believe that the firm strives to act in its shareholders’ best interests (the employees and affiliates of the firm are also the largest shareholders of the funds), and we have no doubts about their integrity, but at close to $30 billion in mid/large-cap domestic equities, we think this asset base may be a headwind for them going forward. We have discussed this subject with them many times over the years, and our observation is that while their size is not a problem with many stocks, there have been instances where it clearly worked against them. To help mitigate some of the associated problems, Longleaf has closed both the Partners and Small-Cap funds (the latter has been closed for quite a while), and they have no intention of reopening Partners unless it would substantially benefit shareholders.
     The upside of this large asset base is that Southeastern is able to engage in various forms of shareholder activism when something is going awry with one of the funds’ investments, effectively giving them more control over their own destiny than would otherwise be the case. We have discussed several examples of this with them in recent years, and while they clearly prefer to invest in businesses with strong management teams, they have made mistakes, and having the skill and clout to engage in shareholder activism represents a competitive advantage in such instances.
     Though closed to new investors, Longleaf Partners remains one of our favorite funds in the Larger-Cap Value category, along with Oakmark Select (which like Longleaf is Highly Recommended) and Oakmark (Recommended). Although Longleaf Small-Cap is also closed to new investors, we recommend it in the Smaller-Cap Value category for current shareholders who have access. ●
—Josh Weiss, CFA
Contact & Purchase Information
Phone: 800-445-9469
Web Address: http://www.longleafpartners.com
Longleaf Partners Fund

Fund	Min. Initial	Availability	Expenses
Retail (LLPFX)	Closed	S, W, F	0.90%
Longleaf Partners Small-cap Fund

Fund	Min. Initial	Availability	Expenses
Retail (LLSCX)	Closed	S, W, F	0.92%
Performance Tables

		Russell 1000
	Longleaf	Value Index
	Partners	iShares
YTD thru 11/30/06	22.5%	19.3%
Calendar-Year Returns

2005	3.6%	6.9%
2004	7.1%	16.3%
2003	34.8%	29.7%
2002	-8.3%	-15.7%
2001	10.3%	-5.7%
Compound Annual Returns*

1 year	20.4%	21.2%
3 years	11.7%	16.0%
5 years	13.3%	11.4%
10 years	13.1%	10.9%

*	Compound Annual Returns thru 10/31/06

This article should be preceded or accompanied by a Prospectus. Average annual total returns for each Fund and its benchmark for the one, five and ten year periods ended March 31, 2007 are as follows: Longleaf Partners Fund, 12.65%, 9.75%, and 12.77%; S&P 500 Index, 11.83%, 6.26% and 8.20%; Longleaf Partners Small-Cap Fund, 24.44%, 15.77%, and 14.56%; Russell 2000 Index, 5.91%, 10.95% and 10.23%. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. The Funds use currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted, past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, for a copy of Longleaf’s most recent quarterly report, which contains portfolio holdings, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments herein should not be viewed as a recommendation to buy or sell any particular security. This reprint has been modified slightly from the original article.

AdvisorIntelligence • December 2006	3

Reprinted with permission from AdvisorIntelligence, December 2006
AdvisorIntelligence shares with advisors the research and client communications resources of wealth manager Litman/Gregory, a firm well known for the depth and quality of its manager due diligence and tactical asset allocation. For a free trial visit www.advisorintelligence.com or call (800) 776-9555.

4	AdvisorIntelligence • December 2006

MUTUAL FUNDS QUARTERLY REVIEW
Winners’Circle Morningstar Inc. screened for U.S. diversified stock funds with the best 12-month return, larger than $50 million and at least three years old. Reflecting the market’s shifting tides, top performers included small-, midsize- and large-stock funds of various investment styles. Here are three winners in a tight competition.
—Compiled by Lyneka Little
Longleaf Partners Small-Cap (LLSCX)

		(avg. per year)
	12-month	3-year	5-year

Return:	24.4%	18.0%	15.8%
Expense ratio: 0.92%
Fund size: $3.67 billion
Inception: Dec. 28,1988
Performance of $10,000 over 12 months
Note: All data are preliminary; portfolio holdings as of Dec. 31
Top-10 holdings and percentage of portfolio

Level 3 Comm	7.4%
U.S. Treasury Bill	6.8
Texas Industries	5.7
Discovery Hldg A	5.5
Olympus	5.3
Jacuzzi Brands	5.0%
Fairfax Financial	4.8
Service Corp Intl	4.7
Potlatch	4.5
Pioneer Nat Res	4.4
Managers: O. Mason Hawkins and G. Staley Cates
Comment: “The market’s movement hasn’t really impacted our selection of investment over the quarter because we buy things based on bottom-up stock picking,” says Lee Harper, a Southeastern Asset Management vice president. That is, the fund looks for stocks selling for no more than 60% of their “intrinsic” value as calculated by the fund. “We look for a combination of good business run by good people selling at good prices.” The fund is closed to new investors.

Sources: Morningstar; the companies
Performance data shown as of March 31, 2007. Current performance may be lower or higher than the past performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf ’s website (www.longleafpartners.com) for more current performance information. Please turn over for additional disclosure.
(over please)
The Publisher’s Sale Of This Reprint Does Not Constitute Or Imply Any Endorsement Or Sponsorship Of Any Product, Service, Company Or Organization.
Custom Reprints (609)520-4331 P.O. Box300 Princeton, NJ. 08543-0300. DO NOT EDIT OR ALTER REPRINT/REPRODUCTIONS NOT PERMITTED #32232

This material should be preceded or accompanied by a Prospectus. Average annual total returns for Longleaf Partners Small-Cap Fund and the Russell 2000 Index for the one, five and ten year periods ended March 31, 2007 are as follows: Longleaf Partners Small-Cap Fund, 24.44%, 15.77%, and 14.56%; Russell 2000 Index, 5.91%, 10.95% and 10.23%. Fund returns and those of the unmanaged and unhedged Russell 2000 Index include reinvested dividends and distributions. The Fund may use currency hedging as an investment strategy. Please call 1-800-445-9469 or view Longleaf’s website (www. longleafpartners.com) for a copy of Longleaf’s most recent quarterly report, which contains portfolio holdings, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments herein should not be viewed as a recommendation to buy or sell any particular security. For the one year period ended March 31, 2007, the total return of Longleaf Partners Small-Cap Fund ranked first among 1,430 funds that were categorized by Morningstar, Inc. as small-cap, were at least three years old, and larger than $50 million.

Longleaf Partners LLPFX	Analyst Report by Gregg Wolper
Morningstar’s Take 03-26-07
Longleaf Partners’ excellent recent results aren’t the main reason we consider it a top-notch choice for the long haul.
This venerable offering with its long-tenured managers has been a stellar fund for a long, long time. But with a strict-value approach, a concentrated portfolio, and a disdain for hot trends and index weightings, managers Mason Hawkins and Staley Cates don’t necessarily win out— or even beat the S&P 500—in years when the overall market is enjoying a solid rally. But the fund did do that in 2006. Buoyed by sharp gains in a wide variety of holdings, the fund posted a 21.6% return, putting it in the top 2% of the large-blend category. (It would have ranked just a bit lower in the large-value group.) Some of its best performers, such as Comcast CMCSA and General Motors GM, had been unpopular just a couple of years earlier, but the managers stuck with them and reaped the rewards. In recognition of their 2006 showing, long-term success, and consistent, sound approach, Hawkins and Cates were named Morningstar’s 2006 Domestic-Fund Managers of the Year.
Cates says there have been few changes to the portfolio. That’s not surprising, for very low turnover is one of this fund’s hallmarks. Thus, the managers remain enthusiastic about top-holding Dell DELL—a big loser in 2006 and so far in 2007—even after the departure of CEO Kevin Rollins, in whom Hawkins and Cates had expressed confidence last fall. Cates says Michael Dell is reason enough to keep faith in management, and the managers think the firm is well placed for recovery in other ways, too. And they’ve added to Chesapeake Energy CHK; Cates expresses great confidence in that firm’s management and likes that it focuses on natural gas, which is tougher to transport over long distances than is oil.
Although new investors can’t get into this closed fund, shareholders should be happy they’re in and stick with it.
Gregg Wolper is a senior mutual-fund analyst with Morningstar.com.

Year	Total Return (%)	+/–Category
YTD	2.21	1.14
2007	—	—
2006	21.63	7.39
2005	3.62	-2.47
2004	7.14	-3.33
Data through 03-31-2007
Morningstar Rating
¬¬¬¬¬
☑ Analyst Pick
Stewardship Grade
This fund’s managers take their fiduciary duties seriously.
Kudos
Strong long-term performance.
Reasonable costs.
Shareholder-focused fund family.
Consistent approach.
Risks
Concentrated portfolio can expose the fund to substantial short-term swings in value.
Typically does not hold much in expensive sectors. That limits the fund’s volatility, but it can hurt its relative rank when those sectors shine.
Often buys troubled companies, exposing the fund to the risk that the firm won’t be able to turn things around.
Strategy
This fund takes value seriously. Its comanagers look for companies that trade at discounts of 40% or more to the team’s estimates of their intrinsic value, using discounted cash-flow analysis, asset values, or sales of comparable firms to determine the latter. The managers place much importance on the ability of a company’s management to run the business on an operational level and to effectively allocate capital. They aren’t afraid to take sizable positions, and the fund typically holds 20-25 names. The turnover rate is typically very low.
Management
Mason Hawkins and Staley Cates of Southeastern Asset Management have been at the helm since 1987 and 1994, respectively. They also run Longleaf Partners Small-Cap LLSCX and, along with a different manager, Longleaf Partners International LLINX. John Buford was named comanager of this fund in 1999 but stepped down at the close of 2005 to enter a seminary. Hawkins and Cates work with a small team of in-house analysts. The team members keep all of their own invested assets in this fund and its siblings.
Inside Scoop
This find uses an extremely strict value discipline, and cash can build as valuations rise. Its portfolio is concentrated, but cash and attention to value help cut volatility. It is closed to new investors.
Role in Portfolio
Supporting Player. The fund could be a core holding for investors with long-term horizons. However, it does not offer broad market exposure.
This material should be preceded or accompanied by a Prospectus. Average annual total returns for Longleaf Partners Fund and the S&P 500 Index for the one, five and ten year periods ended March 31, 2007 are as follows: Longleaf Partners Fund, 12.65%, 9.75%, and 12.77%; S&P 500 Index, 11.83%, 6.26% and 8.20%. Fund returns and those of the unmanaged and unhedged S&P 500 Index include reinvested dividends and distributions. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The Funds may use currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleafs website (www.longleafpartners.com) for more current performance information, for a copy of Longleaf’s most recent quarterly report, which contains portfolio holdings, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments herein should not be viewed as a recommendation to buy or sell any particular security. For each fund with a three-year history, Morningstar calculates a Morningstar Rating based on the risk and load-adjusted returns of each fund in a given category. The top 10% of funds in a category get 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five and ten year Morningstar Ratings. For the month ended March 31, 2007, Longleaf Partners Fund received the following Morningstar Ratings in the “large blend” category: 3-year, 4 stars in a universe of 1,589 funds; 5-year, 5 stars in a universe of 1,249 funds; and 10-year, 5 stars in a universe of 530 funds.

All data as of 3/31/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	92%
Cash & Other	8%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 3/31/07

	One Year	Five Years	Ten Years
Longleaf Partners Fund	12.7%	9.8%	12.8%
Inflation + 10%	12.8%	12.8%	12.5%
S&P 500 Index	11.8%	6.3%	8.2%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87; closed to new investors
Net Assets:	$11,282 million
YTD Expense Ratio:	0.89%; No loads, 12b-1, exit or performance fees
2006 Turnover:	19%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$35.63
TOP TEN HOLDINGS — 22 Total Holdings in Fund

Dell	information technology supplier	8.8%
Level 3 Communications	telecom/info service provider	8.3%
Aon	insurance brokerage & consulting	4.9%
Chesapeake Energy	oil & gas exploration & production	4.9%
NipponKoa Insurance	Japanese non-life insurance	4.8%
Yum! Brands	franchisor/ownwr-Taco Bell, KFC, Pizza Hut	4.8%
Liberty Media Interactive	t.v., internet & catalog retail	4.8%
Walt Disney	entertainment and broadcasting	4.7%
DIRECTV	satellite broadcaster	4.7%
Philips Electronics	electronics, medical, and lighting	4.6%

	Total	55.3%
PERFORMANCE — Yearly Returns

1988	35.2%
1989	23.3%
1990	(16.4%)
1991	39.2%
1992	20.5%
1993	22.2%
1994	9.0%
1995	27.5%
1996	21.0%
1997	28.3%
1998	14.3%
1999	2.2%
2000	20.6%
2001	10.3%
2002	(8.3%)
2003	34.8%
2004	7.1%
2005	3.6%
2006	21.6%
     This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2007
Longleaf Partners Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc., a Memphis based firm. Founded in 1975, the firm has 47 employees and manages over $41 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

All data as of 3/31/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	84%
Cash & Other	16%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 3/31/07

	One Year	Five Years	Ten Years
Longleaf Partners Small-Cap Fund	24.4%	15.8%	14.6%
Inflation + 10%	12.8%	12.8%	12.5%
Russell 2000 Index	5.9%	11.0%	10.2%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors
Net Assets:	$3,773 million
YTD Expense Ratio:	0.91%; No loads, 12b-1, exit or performance fees
2006 Turnover:	34%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLSCX; 54306920-7
Net Asset Value:	$32.34
TOP TEN HOLDINGS — 21 Total Holdings in Fund

Level 3 Communications	telecom/info service provider	7.8%
Texas Industries	construction materials provider	6.5%
Discovery Holding Co.	entertainment company	6.3%
Olympus	imaging company	5.6%
Fairfax Financial Holdings	property/casualty insurance	5.3%
Service Corp. International	funeral home/cemetery operator	5.3%
IHOP	developer/franchisor of restaurants	4.6%
Hilb, Rogal, & Hobbs Co.	insurance broker	4.6%
Pioneer Natural Resources	oil & gas exploration & production	4.6%
Potlatch	timberland owner	4.5%

	Total	55.1%
PERFORMANCE — Yearly Returns

1989*[1]	21.5%
1990*	(30.1%)
1991*	26.3%
1992	6.9%
1993	19.8%
1994	3.6%
1995	18.6%
1996	30.6%
1997	29.0%
1998	12.7%
1999	4.1%
2000	12.8%
2001	5.5%
2002	(3.7%)
2003	43.9%
2004	14.8%
2005	10.8%
2006	22.3%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2007
Longleaf Partners Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc., a Memphis based firm. Founded in 1975, the firm has 47 employees and manages over $41 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

All data as of 3/31/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO CONSTRUCTION

Equities	94%
Cash & Other	6%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 3/31/07

	One Year	Five Years	Since IPO
Longleaf Partners International Fund	17.3%	11.9%	15.7%
Inflation + 10%	12.8%	12.8%	12.7%
MS EAFE Index	20.2%	15.8%	8.3%[1]

[1]	In 1998, the EAFE was available at month-end only: therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering.
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$3,460 million
YTD Expense Ratio:	1.59%; No loads, 12b-1, exit or performance fees
2006 Turnover:	24%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$19.98
TOP TEN HOLDINGS — 20 Total Holdings in Fund

Dell	Global information technology supplier	7.6%
NipponKoa Insurance	Japanese non-life insurance	7.1%
Olympus	Global imaging company	6.3%
Nikko Cordial	Japanese financial services company	6.2%
Fairfax Financial Holdings	Canadian property/casualty insurance	5.9%
Cheung Kong	Ports, real estate, telecom	5.0%
Ingersoll Rand	Global industrial machinery	4.9%
Cemex	Global cement company	4.9%
Renault	French, auto & truck manufacturer	4.9%
Nestle	Global food & beverage company	4.9%

	Total	57.7%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	31.8%	30.0%
US	12.6%	11.9%
Canada	11.4%	10.7%
France	9.2%	8.7%
UK	9.1%	8.5%
Hong Kong	5.3%	5.0%

Bermuda	5.2%	4.9%
Mexico	5.2%	4.9%
Switzerland	5.2%	4.9%
Netherlands	5.0%	4.7%

Total	100%	94.2%
Cash/Other	NA	5.8%

PERFORMANCE — Yearly Returns

1998*	9.0%
1999	24.4%
2000	25.9%
2001	10.5%
2002	(16.5%)
2003	41.5%
2004	10.2%
2005	12.9%
2006	17.1%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2007
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc., a Memphis based firm. Founded in 1975, the firm has 47 employees and manages over $41 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

Southeastern Asset Management, Inc.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

BACKGROUND

Year Founded:	1975

Headquarters:	Memphis, Tennessee
Research Offices:	London & Tokyo

Staff:	47 Employees
9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management:	$41.5 billion
U.S. large cap separate accounts:	$12.7 billion (closed)
International separate accounts:	$1.5 billion
Global separate accounts:	$8.8 billion
Longleaf Partners Fund:	$11.3 billion (closed)
Longleaf Partners Small-Cap Fund:	$3.8 billion (closed)
Longleaf Partners International Fund:	$3.4 billion

Partnership Investing:	-The Longleaf Funds are the exclusive equity
vehicle for Southeastern’s retirement plan and
employee equity investments.
-Southeastern employees and their families are
Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation +10%

Portfolio Management:	Team approach; unanimous decisions
6410 POPLARAVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761- 2474

REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans
American Airlines	National Grid USA
Bellsouth Corporation	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DTE Energy	Pactiv
EDS General Mills	Parker-Hannifin Reuters
Kellogg Company	Rollins
Leggett & Platt	Smurfit-Stone
Lloyd’s Register	Stagecoach
Lloyds TSB	Syngenta
Lonza America	Tesco

Academic Institutions
Allegheny College	St. Andrew’s School
Beloit College	Syracuse University
Bowdoin College	Temple University
Claremont McKenna College	University of Colorado
Colgate University	University of Florida
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College

Foundations and Nonprofit Institutions
American Legacy Foundation	Gordon and Betty Moore Foundation
American Museum of Natural History	Kauffman Foundation
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Community Foundation for the	The Nature Conservancy
National Capital Region	The New York Public Library
Dana-Farber Cancer Institute	Yawkey Foundation
German Marshall Fund
Clients chosen for the list consist of equity seperate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

BIOGRAPHIES
RESEARCH/PORTFOLIO MANAGEMENT
O. Mason Hawkins, CFA                                                                                      Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983

B.A. (Finance) University of Florida, 1970 M.B.A.(Finance) University of Georgia, 1971 Born 3/10/48
G. Staley Cates, CFA                                                                                               President
Southeastern since 1986. 1986, Research Associate, Morgan,Keegan & Company, Memphis. Chartered Financial Analyst, 1989

B.B.A. (Finance) University of Texas, 1986 Born 10/5/64
Jason E. Dunn, CFA                                                                                                Vice President
Southeastern since 1997. Chartered Financial Analyst, 2001
B.A. (Business & Economics) Rhodes College, 1999 Born 11/27/76
E. Andrew McDermott                                                                                            Vice President
Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo.

B.A. (History) Princeton University, 1992 Born 6/21/69
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

RESEARCH/PORTFOLIO MANAGEMENT (continued)
T.Scott Cobb                                                                                                            Analyst
Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis.

B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Born 10/3/1974
Ross Glotzbach, CFA                                                                                             Analyst
Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens, Inc., Little Rock. Chartered Financial Analyst, 2006

B.A. (Economics) Princeton University, 2003 Born 7/30/80
Lowry H. Howell, CFA                                                                                            Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999

B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Born 1/20/73
Josh Shores, CFA                                                                                                   Analyst
Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. Chartered Financial Analyst, 2006

B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Born 4/28/1980
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

RESEARCH/PORTFOLIO MANAGEMENT (continued)
Ken Ichikawa Siazon                                                                                        Analyst
Southeastern since 2006. Based in Asia.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong
1994-1997, JP Morgan, Hong Kong, New York
1990-1992, Ford Motor Company, Tokyo
1989-1990, Fuji Bank, Tokyo

M.B.A. Harvard Business School, 1994 B.S. (Systems Engineering), University of Virginia, 1989 Born 11/26/67
TRADING/PORTFOLIO MANAGEMENT
Deborah L. Craddock, CFA                                                                           Vice President
Southeastern since 1987. 1987-1987, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis. Chartered Financial Analyst, 1991

B.A. (Economics) Rhodes College, 1980 Born 8/25/58
Dallas Geer                                                                                                          Associate
Southeastern since 2004 2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.

B.A. (Accounting) University of Tennessee, 1998 M.B.A. University of Tennessee, 2001 Born 10/3/77
CLIENT SERVICE/PORTFOLIO MANAGEMENT
Jim Barton, Jr., CFA                                                                                       Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigsburg, Germany.
Chartered Financial Analyst, 2001

B.A. (History) Dartmouth College, 1989 Born 9/4/66
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

CLIENT SERVICE/PORTFOLIO MANAGEMENT (continued)
Lee B. Harper Vice President
Southeastern since 1993. 1989-1993, Consultant, IBM, Memphis. 1985-1987, Business Analyst, McKinsey & Company, Atlanta.

B.A. (History, Communications) University of Virginia, 1985 M.B.A. Harvard Business School, 1989 Born 4/3/63
Frank N. Stanley, III, CFA                                                               Vice President
Southeastern since 1985.
1974-1984, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-1973, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977

B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Born 12/8/41
Gary M. Wilson, CFA                                                                         Vice President
Southeastern since 2002. 1998-2002, Marketing, Citigroup, Tokyo 1993-1994, Business Development, Baystate Financial Services, Boston Chartered Financial Analyst, 2005

B.A. (History) Colgate University, 1992 M. A, International Economics, Johns Hopkins School of Advanced International Studies, 1998 Born 1/20/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

CLIENT ACCOUNTING
Nancy L. Thompson, CPA                                                                           Director of Client Accounting
Southeastern since 1996. 1990-1996, Partner, Ott & Associates, CPAs, Memphis. 1985-1990, Jack T. Chism & Company, CPAs. Certified Public Accountant, 1987.

B.A. University of Tennessee, 1976 M. Ed. University of North Florida, 1978 Born 7/24/54
Pam Evans, CPA                                                                                            Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972
Born 5/21/50
Joy Mains                                                                                                        Portfolio Accountant
Southeastern since 2002. 2000-2002 Senior Accountant, KPMG LLP. 1999-2000 Staff Accountant, KPMG LLP.

B.B.A. University of Memphis, 1999 Born 3/24/77
Carol Nordtvedt                                                                                              Portfolio Accountant
Southeastern since 1998. 1992-1998, Accountant, Social Services. 1978-1981, Public Accounting Experience.

B.S. (Accounting) George Mason University, 1978 Born 6/3/53
Laura A. Wynn                                                                                              Portfolio Accountant
Southeastern since 1987. Miller Hawkins Business College, 1978 Born 12/31/59
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

ADMINISTRATION
Randy D. Holt, CPA                                                                                                     Vice President, Secretary and CFO
Southeastern since 1985. 1983-1985, Partner, Ott, Baxter & Holt, Memphis. 1976-1985, Public Accounting Experience. Certified Public Accountant, Tennessee, 1979.

B.S. (Accounting) University of Tennessee, 1976 Born 8/15/54
Richard Hussey                                                                                                              Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998, Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991-1993, Global Technology and Operations Associate, J.P. Morgan, New York.

B.S. (Applied Economics & Business Management) Cornell University, 1991 Born 9/23/68
Joseph L. Ott, CPA                                                                                                        Vice President, Treasurer and Operations Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.

B.S. (Accounting) Mississippi State University, 1971 Born 9/29/49
Julie M. Douglas, CPA                                                                                                  Vice President and CFO - Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986: Tennessee, 1990.

B.S. (Accounting) Pennsylvania State University, 1984 Born 2/19/62
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

ADMINISTRATION (continued)

Jamie H. Baccus, CPA	Corporate Compliance

Southeastern since 2004.
2003-2004, Mortgage Reconciliation Supervisor, Union Planters Bank.
2002-2003, Audit Supervisor, Horne CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horne CPA Group, Jackson, MS.
Certified Public Accountant, 2001.
BSBA (Accounting) Auburn University, 1998
Masters of Accounting University of Alabama, 1999
Born 11/15/75

Dronda P. Morrison, CPA	Controller

Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985
B.B.A. (Accounting) Memphis State University, 1975
Born 11/17/54

M. Andrew Wylie	Information Technology Manager

Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.
B.A. (Economics) Rhodes College, 1999
Born 5/27/77
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761- 2474

LEGAL

Andrew R. McCarroll	Vice President and General Counsel

Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.
B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996
Born 10/26/67

Michael J. Wittke	Legal Counsel and Chief Compliance Officer

Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.
B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996
Born 3/8/71

John McFadden	Chief Compliance Officer-Mutual Funds

Southeastern since 2004
1995-2000, Vice-President, General Counsel, Cook Mayer Taylor, Registered Investment
Advisor, Memphis.
1987-1995, Vice-President, General Counsel, ServiceMaster Consumer Services, Inc.
1985-1993, Vice-President, General Counsel, Terminix International Inc
1980-1981, Judicial Clerk, U.S. Court of Appeals, Sixth Circuit
A.B. Dartmouth College, 1975
J.D. Vanderbilt Law School, 1979
Born 9/15/53

Steven P. McBride	Legal Counsel

Southeastern since 2005.
2001-2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.
B.A. (Economics), University of Memphis, 1992
J.D. Notre Dame Law School, 1997
Born 5/5/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
▪	Stocks represent ownership in a business enterprise.

▪	Every business enterprise has a value.

▪	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
▪	It protects capital from significant loss over the long-term.

▪	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

Security Selection Criteria

Investment = Safety of Principal + Adequate Return
Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Research Process
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761- 2474

INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held upto 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded Longleaf Partners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 3/31/07
o	14 accounts

o	$4.9 billion in assets ($3.4 billion is Longleaf Partners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50 — $100 million

o	100 basis points on all assets over $100 million
6410 POPLAR AVE. • SUITE 900 • MEMPHIS,TN 38119 • (901) 761-2474

LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 3/31/07, net of fees

	Cumulative Total Return			Average Annual Return
			IPO			IPO
	1 year	5 years	(10/26/98)	1 Year	5 Years	(10/26/98)
LLIN	17.3%	75.6%	243.0%	17.3%	11.9%	15.7%
Inflation + 10%	12.8%	82.7%	177.3%	12.8%	12.8%	12.7%
MSCI EAFE	20.2%	108.1%	95.6%	20.2%	15.8%	8.3%
Percentile Ranking Versus MSCI EAFE Managers

	1 year	5 years	8 and 1/4 years
LLIN	48	81	9
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds’Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 119 investment companies representing $328 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

SOUTHEASTERN ASSET MANAGEMENT, INC.
PERFORMANCE VS. CAI MF - NON-US EQUITY STYLE
PERIODS ENDED MARCH 31, 2007

22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
EAFE
A
EAFE
A
A
EAFE

CAI NON-U.S. EQUITY MUT F		Last Year	Last 5 Years	Last 8-1/4 Years
10th Percentile		21.81	20.65	14.64
25th Percentile		19.91	16.74	11.01
Median		16.97	14.49	7.99
75th Percentile		15.40	12.64	6.52
90th Percentile		13.74	11.28	3.98
MSCI EAFE Index		20.20	15.78	7.31
Longleaf Partners Intl(Net-of-Fees)	A	17.28	11.91	14.90
Ranking **(1=Best,100=Worst)**		48	81	9

LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

YEAR	Net of fees	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
1st quarter 2007	5.7%	4.1%
Compound annual rate of return from inception (10/26/98) to 3/31/07	15.7%	8.3%
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 3/31/07 was 17.3%, 5 year was 11.9%. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS FUNDS  ®
QUARTERLY REPORT
at March 31, 2007
PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.tm
Memphis, TN

Cautionary Statement
One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.
You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).
The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.
When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.
© 2007 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust.

CONTENTS

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)
Management Discussion	6
Performance History	8
Portfolio Summary	9
Portfolio of Investments	10

Longleaf Partners Small-Cap Fund (Small-Cap Fund)
Management Discussion	13
Performance History	14
Portfolio Summary	15
Portfolio of Investments	16

Longleaf Partners International Fund (International Fund)
Management Discussion	18
Performance History	20
Portfolio Summary	21
Portfolio of Investments	22
Fund Information	26
Service Directory	27

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
TO OUR SHAREHOLDERS:
We are pleased to report the results of the first quarter in which all three Longleaf Funds outpaced their respective indices, and Small-Cap and International also significantly outperformed our inflation plus 10% absolute annual return goal. More importantly, the long-term results since each of the three Funds opened are at or above both the absolute and relative benchmarks as shown in the cumulative returns below. The Small-Cap Fund’s 24.4% one year performance was highlighted in the Wall Street Journal’s “Winner’s Circle” as being among the top three U.S. diversified stock funds, larger than $50 million and at least three years old.1

	Cumulative Total Returns

					1st
	Inception		10 Year	1 Year	Quarter

Partners Fund	1320	.5%	232.7%	12.7%	2.2%
Inflation plus 10%	1071	.4	225.5	12.8	3.7
S&P 500 Index	654.8		119.7	11.8	0.6

Small-Cap Fund	818.8		289.3	24.4	7.4
Inflation plus 10%	816.0		225.5	12.8	3.7
Russell 2000 Index	566.3		164.9	5.9	2.0

International Fund	243.0		NA	17.3	5.7
Inflation plus 10%	177.3		NA	12.8	3.7
EAFE Index	95	.6*	NA	20.2	4.1

*	In 1998, the EAFE was available at month-end only; therefore, the EAFE value at 10/31/98 was used to calculate performance since inception. Additional performance information for each Fund can be found on pages 8, 14, and 20.
During the quarter we purchased two new qualifying ideas in the Small-Cap Fund and one in International. We were hopeful that the worldwide market declines in late February might linger and signal increasing volatility. The so-called “correction” was brief and somewhat slight, however, and yielded relatively little opportunity. Positive performance combined with few 60-cent dollar additions resulted in the price-to-value ratio of each Fund rising slightly during the quarter. The Partners Fund and International Fund have one new position’s worth of cash. While Small-Cap’s cash level is higher, several buy orders are waiting for prices to cooperate. An important characteristic of the three Funds is that most portfolio holdings embody growing, competitively entrenched businesses led by high quality management teams who are building value by operating

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
these companies well and allocating capital in a wise manner. While few names sell at a 40% discount to appraisal, the superior caliber of the Funds’ underlying businesses and management partners provides comfort that intrinsic values should build nicely for years to come.
In February, after seventeen years of dedicated service at Southeastern, C.T. Fitzpatrick decided to retire and move to Birmingham, AL to spend more time with his family and help manage their personal affairs. Many of you recall C.T. from his early days of being a generalist on the research team and working with clients. He then served as the lead manager on Longleaf Partners Realty Fund, which we liquidated in 2001. Since that time, C.T.’s primary role has been building and servicing client relationships. We are grateful to C.T. for the contribution he made to both our clients’ and our firm’s success.
Longleaf’s returns over the next thirty years have nothing to do with the returns of the past and everything to do with having an investment team of dedicated, bright minds capable of appraising businesses, assessing managements and adhering to the disciplines that have served Southeastern’s clients and Longleaf’s shareholders well for over three decades. To help ensure the sustainability of Southeastern’s and Longleaf’s successful history, we have spent much of the last several years building a third generation of investment analysts. The first step in this process actually began a decade ago when we hired Jason Dunn as a college intern. Though he is among our most senior analysts in tenure, his youth makes him a leader of this third generation.
To a person, our younger analytical partners are honorable, intelligent, passionate, team players who are in this business for all of the right reasons. Also, and most important from an investment standpoint, they are independent thinkers willing to make major investment commitments when their cases are adequately supported by the necessary qualitative and quantitative factors. Each possesses proven investment acumen.
At the Annual Shareholder Presentation in Memphis on May 14th we will introduce each of these important associates. We hope that many shareholders will attend to meet those who will help shape Longleaf’s future. For those who cannot attend, here are the highlights.
Jason Dunn, CFA, joined Southeastern in 1997 as a college intern. He graduated from Rhodes College in 1999. Jason’s contributions have been material to the Funds’ success and have included names such as ADP, Amdocs, Gulf Canada and Anderson Exploration. He currently covers some of the Funds’ major existing holdings and is an important new idea generator.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
Ross Glotzbach, CFA, joined Southeastern in 2004. He previously worked as a corporate finance analyst at Stephens in Little Rock after interning in investment banking at Merrill Lynch. He graduated from Princeton University in 2003. We have never had a researcher make as much of an immediate impact as Ross has. Not only is he responsible for a couple of new names we have bought, but he also covers some existing holdings and has generated ideas that are currently “on deck.”
Lowry Howell, CFA, joined Southeastern at the outset of 2006. Lowry had been an analyst and principal at Flippin, Bruce & Porter in Lynchburg, VA from 2000-2005, and for the five previous years was an analyst in Memphis. He graduated from Rhodes College in 1995 and received a Masters in Accounting from Rhodes in 1996. In his first year at Southeastern, Lowry was our most productive analyst in terms of identifying big-cap “on deck” names. He has exceptional contrarian instincts including, prior to joining Southeastern, being one of the few analysts to recommend General Motors under $20. He has been very helpful in following that name as well as in generating new ones.
Ken Siazon joined Southeastern in mid-2006 and lives in Asia. He previously was an investment banker at Lehman Brothers from 1997-2006 and at J. P. Morgan from 1994-1997. Ken graduated from the University of Virginia in 1989 and received his Masters in Business Administration from Harvard in 1994. Upon his arrival at Southeastern, he successfully presented Cheung Kong to our investment committee, an investment that we are excited about in the International Fund. Ken works closely with Andrew McDermott following our Asian-based holdings and seeking new qualifying investments. In Ken’s previous job at Lehman in Asia he interacted with many management teams, thus adding a valuable background for our research in the region.
Scott Cobb joined Southeastern in October of 2006 and is based in our London office. Over the previous decade he managed a pool of family and friends’ money before forming a hedge fund to invest his personal assets. Scott graduated from the University of Memphis in 1997 and received a Masters in Theological Studies from Covenant Theological Seminary in 1999. Since Scott ran his own successful hedge fund before joining Southeastern, we were lucky to get him. He viewed the benefits of being part of our research team and having access to corporate managements as worth giving up portfolio management autonomy. Because we mandate that all employees limit equity ownership to only the Longleaf Funds, the conversion of Scott’s hedge fund holdings into Longleaf means that we have an accomplished researcher with “skin in the game” on day one. Scott is responsible for one of our newest international investments, EnCana.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
Josh Shores joined Southeastern in April of 2007 after working for an investment firm in North Carolina. He graduated from the University of North Carolina in 2002. Interestingly, we knew about Josh before ever actually meeting him. Last summer he had written a piece that we circulated internally because it was so well done about Chesapeake Energy, a current Partners Fund holding. Only later did we discover that Scott had worked with Josh in North Carolina and could complete the picture of him as a potential hire. Josh is based in Memphis, but is focused primarily on international ideas.
Today we have the strongest collection of investment talent since Southeastern’s founding. We are convinced that this energized and committed team will deliver above average long-term returns.
Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

[1]	The Small-Cap Fund’s one year performance for the period ended March 31, 2007 was number one out of 1,430 U.S. diversified stock funds categorized by Morningstar, Inc. as small cap funds larger than $50 million and at least three years old.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

Intentionally Left Blank

Partners Fund - MANAGEMENT DISCUSSION
Longleaf Partners Fund gained 2.2%, outpacing the S&P 500 Index’s return of 0.6% in the first quarter, but falling short of the annualized rate of inflation plus 10%. The Fund’s longer term results over 10 and 15 years have markedly outpaced the benchmark and exceeded the absolute return goal. Recently Lipper ranked Longleaf Partners Fund the number one multi-cap value fund for the 15 year period ending 12/31/061. A difference in average annual returns of several hundred basis points may not sound dramatic, and in the short run, is not terribly meaningful. However, the cumulative effect over multiple years is huge and worth pointing out in the table below.

	Partners	Inflation	S&P 500
	Fund	Plus 10%	Index

Value of $100,000 invested 3/31/92	$788,876	$594,712	$469,698
15 year cumulative return	688.9%	494.7%	369.7%
15 year average annual return	14.8%	12.6%	10.9%
Please see page 8 for additonal performance information.
Level 3 was the largest contributor to the quarter’s results. The company’s competitive strength continued to grow as did its stock price. During the quarter we converted the 2011 notes into equity, receiving the full face value of all remaining interest payments as well as a premium for early conversion. Adept balance sheet management by the company has played an important role in the success of this investment.
Liberty Capital rose almost 13% in the first three months of 2007. The company’s exchange of News Corp shares for DIRECTV shares provided another example of John Malone’s prowess at growing shareholder value through both capital allocation and minimization of tax liabilities. DIRECTV represents the large majority of our appraisal of Liberty Capital. Early in the quarter DIRECTV shares were much more discounted via Liberty Capital than through direct ownership, and consequently, we sold some shares of DIRECTV, replacing them with Liberty Capital. All-in, DIRECTV is the Fund’s second largest commitment. Liberty Interactive also had a strong quarter, gaining 10%. QVC, which comprises most of the value within Liberty Interactive, grew its business as we expected, and its U.S. margins were particularly strong.
The Fund’s largest position, Dell, declined during the quarter. Kevin Rollins resigned and Michael Dell has taken the reins as CEO. Dell has brought in several new senior managers, is improving customer support, and is focused on restoring margins and sales growth to previous levels. While the outcome of the SEC’s investigation of Dell’s accounting is uncertain, we believe that the

Partners Fund - MANAGEMENT DISCUSSION
company’s competitive advantages remain in place, i.e. being the low cost provider via the direct sale model and having an entrenched distribution network with unique access to small and mid-sized customers. Even in what was arguably a bleak year, the company earned $3.7 billion in free cash flow and had margins, albeit depressed, that were higher than its competitors (in the case of HP, this excludes the printer cartridge business.) Our appraisal is significantly higher than the current price, and as the business improves and the company repurchases shares, Dell’s intrinsic value should grow meaningfully.
DIRECTV, one of the Fund’s best performers in 2006, gave back some gains in the first quarter. DIRECTV continued to add high-quality subscribers and realize excellent pricing. Our appraisal of the company grew, and we watched Chase Carey exhibit his commitment to building value by repurchasing a large number of shares as they became cheaper.
Relatively little activity occurred in the portfolio over the last three months – no names were added and none were deleted. We scaled back a few holdings that were approaching appraisal, and as a result, cash grew to 7.6%. The list of “on deck” names that are close to our required discount is small. We are not unhappy, however, to have some liquidity in the event that we see more volatility as we did briefly in February or find a qualifying anomaly. The Fund is reasonably priced with a price-to-value ratio (P/V) in the low-70%s, and owns a collection of companies with growing values. We are happy with the outlook for long-term compounding.

[1]	Longleaf Partners Fund’s 15 year total return for the period ended 12/31/06 was number one out of 40 multicap value funds selected by Lipper, Inc. ©2007 REUTERS. All rights reserved. Any copying, republication or redistribution of Lipper Content is expressly prohibited without the prior written consent of Lipper.

Partners Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2007

	Partners	Inflation	S&P 500
	Fund	Plus 10%	Index

Year-to-Date	2.21%	3.66%	0.64%
One Year	12.65	12.78	11.83
Five Years	9.75	12.81	6.26
Ten Years	12.77	12.53	8.20
Since Public Offering 4/8/87	14.19	13.08	10.64
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at March 31, 2007

		Net
		Assets

Common Stock		92.3%
Dell Inc.	8.8
Level 3 Communications, Inc.	8.3
Aon Corporation	4.9
Chesapeake Energy Corporation	4.9
The NipponKoa Insurance Company, Ltd.	4.8
Yum! Brands, Inc.	4.8
Liberty Media Holding Corporation – Interactive	4.8
The Walt Disney Corporation	4.7
The DIRECTV Group, Inc.	4.7
Koninklijke Philips Electronics N.V.	4.6
Sprint Nextel Corporation	4.5
Cemex S.A.B. de C.V.	4.5
Liberty Media Holding Corporation – Capital	4.1
Vivendi Universal, S.A.	3.9
General Motors Corporation	3.9
FedEx Corporation	3.8
Telephone and Data Systems, Inc.	3.6
Pioneer Natural Resources Company	3.4
Comcast Corporation	2.2
eBay, Inc.	1.4
Symantec Corporation	1.0
Discovery Holding Company	0.7
Cash Reserves		7.6
Other Assets and Liabilities, net		0.1

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through March 31, 2007

New Holdings	Eliminations

None	* Level 3 Communications, Inc. 10% Convertible Senior Notes due 5-1-11

*	Exchanged for Level 3 Common Stock

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)

Shares			Value

Common Stock 92.3%
		Automobiles 3.9%
14,240,000		General Motors Corporation	$436,313,600
		Broadcasting and Cable 6.9%
9,691,531	*	Comcast Corporation – Class A Special	246,843,295
22,810,900	*	The DIRECTV Group, Inc.	526,247,463

			773,090,758

		Construction Materials 4.5%
157,540		Cemex S.A.B. de C.V. (Foreign)	517,222
15,412,872		Cemex S.A.B. de C.V. ADS (Foreign)	504,771,558

			505,288,780

		Entertainment 9.5%
4,335,344	*	Discovery Holding Company – Class A	82,935,131
4,217,676	*	Liberty Media Holding Corporation – Capital Series A	466,432,789
15,489,800		The Walt Disney Corporation	533,313,814

			1,082,681,734

		Insurance Brokerage 4.9%
14,627,000		Aon Corporation	555,240,920
		Internet and Catalog Retail 4.8%
22,584,666	*	Liberty Media Holding Corporation – Interactive Series A	537,966,744
		Internet Services 1.4%
4,915,100	*	eBay, Inc.	162,935,565
		Multi-Industry 3.9%
10,787,570		Vivendi Universal, S.A. (Foreign)(c)	438,362,115
		Natural Resources 8.3%
17,856,200		Chesapeake Energy Corporation	551,399,456
8,784,400		Pioneer Natural Resources Company(b)	378,695,484

			930,094,940

		Property & Casualty Insurance 4.8%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)(c)	545,977,681
		Restaurants 4.8%
9,369,100		Yum! Brands, Inc.	541,159,216
		Software 1.0%
6,314,800	*	Symantec Corporation	109,246,040

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)

Shares			Value

		Technology 13.4%
42,797,779	*	Dell Inc.	$993,336,451
11,806,035		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	450,887,711
1,787,165		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	68,090,986

			1,512,315,148

		Telecommunications 16.4%
153,597,754	*	Level 3 Communications, Inc.(b)	936,946,299
26,817,900		Sprint Nextel Corporation	508,467,384
1,530,800		Telephone and Data Systems, Inc.	91,266,296
5,666,200		Telephone and Data Systems, Inc. – Special	316,740,580

			1,853,420,559

		Transportation 3.8%
3,998,600		FedEx Corporation(c)	429,569,598

		Total Common Stocks (Cost $7,083,415,404)	10,413,663,398

Principal
Amount

Short-Term Obligations 7.6%
307,764,000	Repurchase Agreement with State Street Bank, 4.65% due 4/2/07, Repurchase price $307,883,259 (Collateralized by U.S. government securities)	307,764,000
550,000,000	U.S. Treasury Bills, 5.02% – 5.20% due 4-5-07 to 6-7-07	547,258,639

Total Short-Term Obligations	855,022,639

Total Investments (Cost $7,938,438,043)(a)	99.9%	11,268,686,037
Other Assets and Liabilities, Net	0.1	13,506,788

Net Assets	100.0%	$11,282,192,825

Net asset value per share	$35.63

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,959,398,580. Net unrealized appreciation of $3,330,247,994 consists of unrealized appreciation and depreciation of $3,855,565,842 and $(525,317,848), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).
(c)	All or a portion designated as collateral for forward currency contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 18% of net assets.

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain (Loss)

245,471,000	Euro 6-27-07	$329,041,364	$(559,436)
26,498,598,000	Japanese Yen 6-22-07	227,308,655	205,709
35,355,073,000	Japanese Yen 9-7-07	306,253,486	924,130

		$862,603,505	$570,403

Small-Cap Fund - MANAGEMENT DISCUSSION
Longleaf Partners Small-Cap Fund had an outstanding quarter. The Fund’s 7.4% return significantly outpaced the Russell 2000 Index’s 2.0% gain as well as the annual absolute return goal of inflation plus 10%. Although every quarter in the Small-Cap Fund’s history has not been as robust as the first three months of 2007, the Fund has consistently outperformed the benchmark as well as the absolute bogey over longer term periods.

Cumulative Returns	Inception	15 Year	10 Year	5 Year	3 Year	1 Year

Small-Cap Fund	818.8%	719.6%	289.3%	108.0%	64.5%	24.4%
Inflation plus 10%	816.0	494.7	225.5	82.7	44.7	12.8
Russell 2000 Index	566.3	383.3	164.9	68.1	40.5	5.9
Please see page 14 for additional performance information.
Most portfolio holdings contributed to the quarter’s results with a number of stocks rising over 10%. The top two performers were Discovery and Texas Industries. Discovery Holding Company bought Cox’s 25% ownership in Discovery Communications in exchange for cash and the Travel Channel, leaving only one remaining private holder of the Discovery-owned channels. The improved structure enhanced Wall Street’s view of the company. More importantly, viewership ratings have been strong in the first quarter. Texas Industries’ stock rose due in part to rock solid results, but also due to buy-outs at several cement and aggregates companies that traded at significantly higher multiples than those reflected in Texas Industries’ stock price.
IDT detracted from the Fund’s return, declining 13%. Fierce pricing competition among long distance calling card companies hurt margins. The company announced that it will use a large portion of its cash to pay a one-time special dividend.
During the quarter we sold two positions and began buying two, although thus far, prices have not enabled us to accumulate meaningful positions. In spite of our opposition to the sales price, Jacuzzi was bought by a private equity group. We sold Vail Resorts when the stock approached our appraisal.
The strong performance moved the price-to-value ratio (P/V) into the high-70%s. While we have several names that are close to our buy price, a couple of holdings are approaching 90% of appraisal. Cash levels rose slightly to 16% of the portfolio. We like the businesses that the Fund owns and believe that most of their values will appreciate at double-digit rates. We would, however, welcome more volatility, particularly among smaller size companies so that we could fill out several positions and find a few new ones. We would also caution Small-Cap shareholders that the returns of the next three years are unlikely to be as high as the previous three, based on the higher prices of companies in this universe.

Small-Cap Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2007

	Small-Cap	Inflation	Russell 2000
	Fund	Plus 10%	Index

Year-to-Date	7.37%	3.66%	1.95%
One Year	24.44	12.78	5.91
Five Years	15.77	12.81	10.95
Ten Years	14.56	12.53	10.23
Since Public Offering 2/21/89	13.02	12.96	11.04
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at March 31, 2007

		Net
		Assets

Common Stock		84.0%
Level 3 Communications, Inc.	7.8
Texas Industries, Inc.	6.5
Discovery Holding Company	6.3
Olympus Corporation	5.6
Fairfax Financial Holdings Limited	5.3
Service Corporation International	5.3
IHOP Corp.	4.6
Hilb, Rogal & Hobbs Company	4.6
Pioneer Natural Resources Company	4.6
Potlatch Corporation	4.5
Del Monte Foods Company	4.0
Ruddick Corporation	3.8
Everest Re Group, Ltd.	3.6
IDT Corporation	3.2
PepsiAmericas, Inc.	3.1
Wendy’s International, Inc.	3.0
Willis Group Holdings Limited	2.6
Fair Isaac Corporation	1.9
Worthington Industries, Inc.	1.5
Trend Micro Incorporated	1.3
Odyssey Re Holdings Corp.	0.9
Cash Reserves		15.9
Other Assets and Liabilities, net		0.1

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through March 31, 2007

New Holdings	Eliminations

Trend Micro Incorporated Worthington Industries, Inc.	Jacuzzi Brands, Inc. Vail Resorts, Inc.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)

Shares			Value

Common Stock 84.0%
		Beverages 3.1%
5,262,900		PepsiAmericas, Inc.	$117,467,928
		Construction Materials 6.5%
3,244,800		Texas Industries, Inc.(b)	245,079,744
		Entertainment 6.3%
12,422,000	*	Discovery Holding Company – Class A	237,632,860
		Food 4.0%
13,173,806		Del Monte Foods Company(b)	151,235,293
		Funeral Services 5.3%
16,719,400		Service Corporation International(b)	198,292,084
		Grocery – Retail 3.8%
4,823,500		Ruddick Corporation(b)	145,090,880
		Information Technology 1.9%
1,902,400		Fair Isaac Corporation	73,584,832
		Insurance Brokerage 7.2%
3,526,400		Hilb Rogal & Hobbs Company(b)	172,969,920
2,513,000		Willis Group Holdings Limited (Foreign)	99,464,540

			272,434,460

		Manufacturing 1.5%
2,658,700		Worthington Industries, Inc.	54,716,046
		Medical and Photo Equipment 5.6%
6,149,000		Olympus Corporation (Foreign)	210,289,121
		Natural Resources 9.1%
4,004,300		Pioneer Natural Resources Company	172,625,373
3,702,022		Potlatch Corporation(b)	169,478,567

			342,103,940

		Property & Casualty Insurance 9.8%
1,421,800		Everest Re Group, Ltd. (Foreign)	136,734,506
886,000		Fairfax Financial Holdings Limited (Foreign)	199,532,265
843,800		Odyssey Re Holdings Corp.	33,169,778

			369,436,549

		Restaurants 7.6%
2,978,100		IHOP Corp.(b)	174,665,565
3,663,800		Wendy’s International, Inc.	114,676,940

			289,342,505

		Software 1.3%
1,723,000		Trend Micro Incorporated (Foreign)	47,081,297

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)

Shares			Value

		Telecommunications 11.0%
459,400		IDT Corporation	$5,182,032
10,133,310		IDT Corporation – Class B	115,013,068
48,076,002	*	Level 3 Communications, Inc.	293,263,612

			413,458,712

		Total Common Stocks (Cost $2,250,618,515)	3,167,246,251

Principal
Amount

Short-Term Obligations 15.9%
102,779,000	Repurchase Agreement with State Street Bank, 4.65% due 4-2-07, Repurchase price $102,818,827 (Collateralized by U.S. government securities)	102,779,000
500,000,000	U.S. Treasury Bills, 5.02% - 5.19% due 4-5-07 to 6-7-07	498,094,458

	Total Short-Term Obligations	600,873,458

Total Investments (Cost $2,851,491,973)(a)	99.9%	3,768,119,709
Other Assets and Liabilities, Net	0.1%	4,858,285

Net Assets	100.0%	$3,772,977,994

Net asset value per share		$32.34

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,851,811,942. Net unrealized appreciation of $916,627,736 consists of unrealized appreciation and depreciation of $933,588,211 and $(16,960,475), respectively.
(b)	Affiliated issuer as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 18% of net assets.

International Fund - MANAGEMENT DISCUSSION
Longleaf Partners International Fund gained 5.7% in the first quarter outperforming both the 4.1% gain for the MSCI EAFE Index and 3.7% for annualized inflation plus 10%. Since the Fund’s inception almost nine years ago, returns have bested both the absolute and relative benchmarks.

	International	Inflation	EAFE
	Fund	Plus 10%	Index

Value of $100,000 invested at inception	$342,956	$277,327	$195,627
Cumulative return since inception	243.0%	177.3%	95.6%
Average annual return since inception	15.7%	12.7%	8.3%
Please see page 20 for additional performance information.
Nikko Cordial, Japan’s third largest brokerage firm, contributed most to the quarter’s performance. The market’s overreaction to penalties imposed by the Japanese regulator, the FSA, upon Nikko Cordial in the fourth quarter of last year allowed us to rapidly accumulate a sizeable position in a company with a tarnished reputation, but with a pristine balance sheet and a valuable franchise. In March Citigroup made a bid for all of Nikko Cordial’s outstanding shares, and raised the bid after the announcement that the company’s shares would not be delisted. The revised offer of 1,700 yen per share remains below our appraisal, but represents a substantial premium to the Fund’s cost. Citigroup’s bid was outstanding at the end of the quarter.
The Nikko Cordial experience validates components that underpin all of our Japanese investments. First, the tide of large-scale, cross-border mergers and acquisitions that has swept most of the developed world has touched Japan’s shores. The tide may not move as fast as we would like, but we believe it is irreversible. Second, courts and regulators increasingly uphold and protect shareholder rights. Third, despite a multi-year malaise, the Japanese financial markets provide substantial opportunities to managements who provide innovative solutions to Japan’s savers, as Nikko Asset Management’s success has proven. Fourth, despite recent increased attention from investors, the Japanese market remains surprisingly inefficient given its size and maturity. Finally, executives of undervalued companies increasingly are being held accountable, and in some cases, are being replaced by managers, whether inside or outside of Japan, who think they can do a better job.
In addition to Nikko Cordial, Fairfax and KDDI were significant contributors to performance, and most other positions advanced. Fairfax continued to benefit from the market’s increased confidence in both its balance sheet and its operating

International Fund - MANAGEMENT DISCUSSION
performance. KDDI has emerged as the clear winner in Japan’s introduction of mobile number portability, but, perhaps as important, has done so in a way that did not destroy the industry’s profitability.
Dell, the Fund’s largest holding, was the only name that meaningfully detracted from the Fund’s results. Kevin Rollins resigned and Michael Dell has taken the reins as CEO. Dell has brought in several new senior managers, is improving customer support, and is focused on restoring margins and sales growth to previous levels. While the outcome of the SEC’s investigation of Dell’s accounting is uncertain, we believe that the company’s competitive advantages remain in place, i.e. being the low cost provider via the direct sale model and having an entrenched distribution network with unique access to small and mid-sized customers. Even in what was arguably a bleak year, the company earned $3.7 billion in free cash flow and had margins, albeit depressed, that were higher than its competitors (in the case of HP, this excludes the printer cartridge business.) Our appraisal is significantly higher than the current price, and as the business improves, overseas sales continue to grow, and the company repurchases shares, Dell’s intrinsic value should grow meaningfully.
During the quarter dramatic short-term moves in natural gas prices provided an opportunity to purchase the Fund’s newest position, EnCana. We have known EnCana’s predecessor companies and management for nearly a decade. It owns substantial natural gas reserves as well as Canada’s most competitive oil sands project. A warm December and a weak natural gas spot price contributed to a dramatic decline in EnCana’s price despite limited impact on our appraisal. We are delighted to own this high-quality collection of long-lived assets at such an attractive price.
We completed the sale of News Corp and trimmed Renault, NTT DoCoMo, Vivendi, and Nestle as they became more fully valued. The International Fund’s price-to-value ratio (P/V) remains in the mid-70%s.

International Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2007

	International	Inflation	EAFE
	Fund	Plus 10%	Index

Year-to-Date	5.66%	3.66%	4.08%
One Year	17.28	12.78	20.20
Five Years	11.91	12.81	15.78
Since Public Offering 10/26/98	15.74	12.74	8.28
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at March 31, 2007

		Net
		Assets

Common Stock		94.2%
Dell Inc.	7.6
The NipponKoa Insurance Company, Ltd.	7.1
Olympus Corporation	6.3
Nikko Cordial Corporation	6.2
Fairfax Financial Holdings Limited	5.9
Cheung Kong Holdings Limited	5.0
Ingersoll-Rand Company Limited	4.9
Cemex S.A.B. de C.V. ADS	4.9
Renault S.A.	4.9
Nestle S.A.	4.9
EnCana Corporation	4.8
Koninklijke Philips Electronics N.V.	4.7
Millea Holdings, Inc.	4.5
British Sky Broadcasting Group plc	4.4
Yum! Brands, Inc.	4.3
Willis Group Holdings Limited	4.1
KDDI Corporation	4.0
Vivendi Universal, S.A.	3.8
NTT DoCoMo, Inc.	1.7
Sankyo Co., Ltd.	0.2
Cash Reserves		4.9
Other Assets and Liabilities, net		0.9

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through March 31, 2007

New Holdings	Eliminations

EnCana Corporation	The News Corporation

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)

Shares		Value

Common Stock 94.2%
	Automobiles 4.9%
1,452,000	Renault S.A. (France)(b)	$169,813,786
	Broadcasting and Cable 4.4%
13,762,000	British Sky Broadcasting Group plc (United Kingdom)(b)	152,730,578
	Construction Materials 4.9%
5,186,000	Cemex S.A.B. de C.V. ADS (Mexico)	169,841,500
	Financial Services 6.2%
15,129,000	Nikko Cordial Corporation (Japan)(b)	216,073,549
	Food 4.9%
435,000	Nestle S.A. (Switzerland)	169,407,299
	Gaming Machines 0.2%
152,000	Sankyo Co., Ltd. (Japan)	6,681,602
	Industrial Machinery 4.9%
3,931,000	Ingersoll-Rand Company Limited (Bermuda)	170,487,470
	Insurance Brokerage 4.1%
3,586,000	Willis Group Holdings Limited (United Kingdom)	141,933,880
	Medical and Photo Equipment 6.3%
6,405,000	Olympus Corporation (Japan)(b)	219,044,043
	Multi-Industry 8.8%
13,723,000	Cheung Kong Holdings Limited (Hong Kong)	173,699,968
3,192,000	Vivendi Universal, S.A. (France)(b)	129,709,645

		303,409,613

	Natural Resources 4.8%
3,265,000	EnCana Corporation (Canada)	165,306,950
	Property & Casualty Insurance 17.5%
910,000	Fairfax Financial Holdings Limited (Canada)	204,937,202
4,198,000	Millea Holdings, Inc. (Japan)	155,323,150
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	244,751,867

		605,012,219

	Restaurants 4.3%
2,558,000	Yum! Brands, Inc. (United States)	147,750,080

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)

Shares			Value

		Technology 12.3%
11,382,751	*	Dell Inc. (United States)	$264,193,651
1,365,931		Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	52,166,667
2,889,269		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	110,081,149

			426,441,467

		Telecommunications 5.7%
17,163		KDDI Corporation (Japan)	137,053,488
31,629		NTT DoCoMo, Inc. (Japan)(b)	58,512,576

			195,566,064

		Total Common Stocks (Cost $2,143,909,218)	3,259,500,100

Principal
Amount

Short-Term Obligations 4.9%
121,347,000	Repurchase Agreement with State Street Bank, 4.65% due 4/2/07, Repurchase price $121,394,022 (Collateralized by U.S. government securities)	121,347,000
50,000,000	U.S. Treasury Bill, 5.04% due 4-12-07	49,924,986

Total Short-Term Obligations	171,271,986

Total Investments (Cost $2,315,181,204)(a)	99.1%	3,430,772,086
Other Assets and Liabilities, Net	0.9	29,633,242

Net Assets	100.0%	$3,460,405,328

Net asset value per share	$ 19.98

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $1,115,590,882 consists of unrealized appreciation and depreciation of $1,162,115,616 and $(46,524,734), respectively.
(b)	All or a portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2007 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

5,710,000	British Pound 7-27-07	$11,224,440	$(15,882)
71,770,000	British Pound 9-20-07	141,015,909	(704,124)
72,587,000	Euro 6-27-07	97,299,174	(165,428)
23,318,901,000	Japanese Yen 5-23-07	199,288,124	5,140,156
38,233,032,000	Japanese Yen 6-22-07	327,968,260	(38,006)
6,956,133,000	Japanese Yen 7-27-07	59,929,044	(1,223,069)
28,262,763,000	Japanese Yen 9-7-07	244,818,323	(404,099)

		$1,081,543,274	$2,589,548

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	31.8%	30.0%
United States	12.6	11.9
Canada	11.4	10.7
France	9.2	8.7
United Kingdom	9.1	8.5
Hong Kong	5.3	5.0
Bermuda	5.2	4.9
Mexico	5.2	4.9
Switzerland	5.2	4.9
Netherlands	5.0	4.7

	100.0%	94.2

Cash, other assets and liabilities, net		5.8

		100.0%

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION
The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.
Proxy Voting Policies and Procedures
A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).
Proxy Voting Record
Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.
Quarterly Portfolio Holdings
Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).
In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.
Fund Trustees
Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY
Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 7:00 a.m. to 7:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.
CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PFPC
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800
PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Closed 7-16-04
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds ®
c/o PFPC
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com